

March 31, 2022

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 10 to Offering Statement on Form 1-A**
> **Filed March 22, 2022**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your amended offering statement and response to our March 18, 2022 comment letter. We have the following comment.

Amended Form 1-A/A filed March 22, 2022

General

1.   Without necessarily agreeing with the entirety of the analysis you provided in response to our March 18, 2022 letter, we have no further comment.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction